For the semi-annual period ended February 29, 2012
File number 811-02896
Prudential High Yield Fund, Inc.



SUB-ITEM 77I
New or Amended Share Classes


      On September 15, 2010, the Board of Directors authorized the issuance of an additional class of shares, designated Class Q, for the Fund. Class Q shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Q shares were first offered to a limited group of eligible investors on or about October 31, 2011.